SCHEDULE 13E-3

                                 (Rule 13e-100)

           Transaction Statement Under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934

                            Greka Energy Corporation
                              (Name of the Issuer)

                            Greka Energy Corporation
                             Alexi Holdings Limited
                       (Name of Persons Filing Statement)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   397637-10-0
                      (CUSIP Number of Class of Securities)

                                Randeep S. Grewal
                            Greka Energy Corporation
                630 Fifth Avenue, Suite 1501, New York, NY 10111
                                 (212) 218-4680
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

--------------------------------------   ---------------------------------------
Transaction valuation*   $30,791,194     Amount of filing fee  $2,491.01
--------------------------------------   ---------------------------------------

* For purposes of calculating the fee only. Assumes purchase of 4,688,959 shares of Common Stock, no par value per share, of Greka Energy Corporation at $6.25 per share and payment of $1,485,200 for in-the-money unexercised options and warrants to purchase Common Stock of Greka Energy Corporation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $0
Form or registration No.:  Preliminary Proxy Statement on Schedule 14A
Filing party:              Greka Energy Corporation
Date filed:                June 4, 2003


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

     This Rule 13e-3 Transaction Statement on Schedule 13e-3 (this "Schedule 13e-3") is being filed jointly by Greka Energy Corporation, a Colorado corporation ("Greka"), Alexi Holdings Limited, a Cayman Islands company ("Alexi"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with the proposed merger (the "Merger") of Alexi Corporation, a Colorado corporation and wholly owned subsidiary of Alexi ("Merger Sub"), with and into Greka pursuant to a Merger Agreement, dated as of May 27, 2003 (the "Merger Agreement"), by and among Alexi, Merger Sub and Greka. Alexi was formed by Randeep S. Grewal, Greka's Chairman and CEO, in connection with the Merger.

     In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Greka, with Greka as the surviving company (the "Surviving Company"). At the effective time of the Merger, each issued and outstanding share of common stock, no par value per share, of Greka (the "Shares") (other than Shares held by (1) Greka or any of its wholly-owned subsidiaries, (2) Alexi, or (3) Randeep S. Grewal will be converted into and become the right to receive $6.25 per Share in cash, without interest. As a result of the Merger, Alexi will own 100% of the equity interests of the Surviving Company.

     Concurrently with the filing of this Schedule 13e-3, Greka is filing a preliminary proxy statement (the "Proxy Statement") pursuant to which the stockholders of Greka will be given notice of the Merger. A copy of the Proxy Statement is attached hereto as Exhibit 99(a)(3).

     The information set forth in the Proxy Statement, including all schedules, exhibits and appendices thereto, is hereby expressly incorporated herein by reference and contains all information required in response to the items of this
Schedule 13e-3, except that it does not include all of the exhibits listed below. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to Greka's shareholders. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

Item 3.  Identity and Background of Filing Person

                        EXECUTIVE OFFICERS AND DIRECTORS

     The following are those directors and executive officers of Greka as of June 4, 2003. No executive officer or director has been either (a) convicted in a criminal proceeding during the past five years or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of federal or state securities laws.

Name                            Age          Position(s) with Greka
----                            ---          ----------------------

Randeep S. Grewal               38           Chairman of the Board, Chief
September 1997(1)                            Executive Officer President,
                                             Class A Director

Dr. Jan F. Holtrop              67           Class B Director
September 1997(2)

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

Name                            Age          Position(s) with Greka
----                            ---          ----------------------

Dai Vaughan                     63           Class C Director
March 1999(3)

Kenton D. Miller                50           Class C Director
October 2000(3)

Brent E. Stromberg              58           Vice President-Operations
December 2001

Susan M. Whalen                 41           Vice President-Asset Management,
August 2001(2)                               Secretary, Class B Director

Richard "Sam" R. Lembcke        66           Vice President-Development
December 2001

Andrew de Vegvar                50           Chief Financial Officer
May 2003

(1) term as Director expires 2004
(2) term as Director expires 2003
(3) term as Director expires 2005




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

     Randeep S. Grewal. Since September 1997, Mr. Grewal has served as our Chairman of the Board, Chief Executive Officer and President. From April 1997 to September 1997, Mr. Grewal served as Chairman and Chief Executive Officer for Horizontal Ventures, Inc., an oil and gas horizontal drilling technology company that became a subsidiary of our predecessor in September 1997. From 1993 to 1996, Mr. Grewal was the Corporate Vice President for the Rada Group with principal responsibilities for its global expansion and related operations. He has also been involved in various joint ventures, acquisitions, mergers and reorganizations since 1986 in the United States, Europe and the Far East within diversified businesses. Mr. Grewal has a Bachelor of Science degree in Mechanical Engineering from Northrop University. He is a citizen of the Republic of India.

     Dr. Jan Fokke Holtrop. Dr. Holtrop has been a Class B Director of GREKA since September 1997. Since 1989 he has been a senior Production Technology professor at Delft University of Technology within the Faculty of Petroleum Engineering and Mining in The Netherlands. Prior to Delft University, he served in various positions within the Shell Oil Company where he started his career in 1962. This includes mining engineering, reservoir engineering and petroleum engineering field work in at least 14 different countries, as well as deep sea drilling, coal production and coal exploration operations, well technology research, and well design, drilling and production operations. Dr. Holtrop has more than 40 years of experience within the oil and gas exploration, drilling and production industry with a global hands-on background. Dr. Holtrop has a Ph.D. and a MSC in Mining Engineering from Delft University of Technology. He is a citizen of the Netherlands.

     Kenton D. Miller. In October 2000, Mr. Miller became a Class C Director of GREKA. Since 1991, Mr. Miller has maintained a private consulting practice specializing in management advisory services for a diverse group of petroleum related companies. His consulting services are oriented to improving financial performance for clients utilizing the combination of financial accounting with operations principles and providing assistance with strategic acquisitions or divestitures. Mr. Miller has 30 years of oil and gas experience in reservoir engineering, field operations and management, primarily with Ladd Petroleum Company, BP Amoco and Cities Service Oil Company. His management experience includes the successful drilling of the first commercial horizontal well in Oklahoma and the lead engineering of the early Beaufort Sea exploratory wells drilled. Mr. Miller has been a Registered Professional Petroleum Engineer since 1984 and a Certified Public Accountant since 1994. He has a Bachelor of Science in Petroleum Engineering from the University of Tulsa. He is a citizen of the United States of America.


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

     Dai Vaughan. Mr. Vaughan has been a Class C Director of GREKA since March 1999. He has been an independent management consultant since 1994 with concentrated experience in business plan development, implementation, and business turn-arounds. From 1985 until 1994, he was with Continental Airlines, most recently as Manager of Aircraft Acquisition. Mr. Vaughan has served in numerous positions in his 44 year career in the airline industry with Pan American Airlines, Eastern Airlines and finally Continental Airlines, including Systems Engineering, Aircraft Maintenance and Aircraft Acquisition. Mr. Vaughan received a HNC degree (B.S. equivalent) in Electrical Engineering. He is a citizen of the United States of America.

     Brent E. Stromberg. Mr. Stromberg joined us in May 1999 as General Manager
- Refinery Operations and in March 2000 was appointed Vice President - Integrated Operations in Santa Maria, California. He was appointed Vice President-Downstream Operations in December 2001 and Vice President-Operations in July 2002. Presently, Mr. Stromberg is our Vice President-Downstream Operations. Mr. Stromberg's experience of 19 years in the management of crude oil operations includes 18 years with Petro Source Corporation/Crown Asphalt in Salt Lake City. From 1981 to 1999, he served in several management positions, including Santa Maria Project Manager, Transportation Manager, and Motor Gasoline Blending and Marketing Manager. Mr. Stromberg received a Bachelor of Arts in Business Management and a Masters in Business Administration Degree from the University of Utah. He is a citizen of the United States of America.

     Susan M. Whalen. Ms. Whalen served as General Counsel for Saba Petroleum Company from 1997 until 1999, when Saba was acquired by GREKA. Following the acquisition she served as our Vice President of Legal & Corporate Affairs and as Corporate Secretary. In October 2000 she was appointed Corporate Liaison to our Integrated Operations division and in August 2001 she was appointed our Vice President of Corporate Affairs. In July 2002, Ms. Whalen was appointed Vice President-Asset Management. On May 6, 2003, Ms Whalen was appointed a Class B Director of Greka filling a vacancy left by the death of George Andrews in March 2003. Prior to joining Saba in 1997, Ms. Whalen was involved in various niche-market product developments within the retail industry for 10 years. Ms. Whalen received her J.D. degree from Western State University - College of Law. She is a citizen of the United States of America.

     Richard "Sam" R. Lembcke. Mr. Lembcke joined us in February 2000 as Vice President of the E&P Americas division and, after his appointment in December 2001 as Vice President-Upstream Operations, he was appointed as Vice President-Business Development in July 2002. Presently, Mr. Lembcke is our Vice President-Upstream Operations. Mr. Lembcke possesses vast experience in the oil and gas industry that spans over 40 years. Throughout his tenure in the industry, he has held a series of positions with increasing responsibility, including President from 1996 to 2000 of Gulf Tech, a Louisiana focused oil and gas company, President and General Manager of Ultramar Oil & Gas Limited in Houston, Texas from 1989 to 1992, and as Vice President - Manager of Operations from 1983 to 1989. From 1978 to 1983, Mr. Lembcke served as Executive Vice President and Director for Marion Drilling Services Company. From 1960 to 1978, he served in several positions for Union Oil Company of California. Further, he has served as past President of the American Petroleum Institute and Society of Petroleum Engineers. Mr. Lembcke received a Bachelor of Science degree in Petroleum Engineering from the University of Oklahoma. He is a citizen of the United States of America.

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

     Andrew de Vegvar. Mr. de Vegvar, who joined the Company in September 2002, is the Company's Chief Financial Officer. Before joining the Company, Mr. de Vegvar was head of the western operations of GMAC Commercial Credit from 1992 to 2002. As the Executive Vice President for GMAC he managed a staff of 52 people active in both factoring and asset-based lending. He built and managed a portfolio of $700 million in this managerial role. Prior to GMAC, Mr. de Vegvar was the Managing Director of HomeFed Bank from 1990 to 1992 where he restructured the Credit Administration Division of HomeFed Bank, including the credit approval process, credit evaluation and the management of problem credits. Immediately prior, he was the Regional Vice President of Leveraged Finance for Citicorp. At Citicorp he managed a staff of 21 people responsible for sourcing and managing an asset based lending portfolio of over $600 million. Mr. de Vegvar earned a BA from Brown University and an MBA from Wharton Graduate School of Business. He is a citizen of the United States of America.









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

Item 16. Exhibits.


        99(a)(1) Preliminary copy of Letter to Shareholders, incorporated by reference to Schedule 14A filed by Greka Energy Corporation on June 4, 2003.

        99(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders, incorporated by reference to Schedule 14A filed by Greka Energy Corporation on June 4, 2003.

        99(a)(3)      Preliminary Proxy Statement, incorporated by reference to
                      Schedule 14A filed by Greka Energy Corporation on June 4, 2003.

        99(a)(4) Form of Proxy, incorporated by reference to Schedule 14A filed by Greka Energy Corporation on June 4, 2003.

        99(a)(5) Press Release issued by Greka Energy Corporation dated May 28, 2003, incorporated by reference to Exhibit 99.1 for form 8-K for event dated May 27, 2003.

        99(c)(1) Opinion of CIBC Worlds Markets Corp. dated as of May 27, 2003 (included as Appendix B to the Preliminary Proxy Statement, which is filed herewith as Exhibit 99(a)(3)).

        99(b)(2) Fairness Opinion Presentation to the Special Committee of the Board of Directors prepared by CIBC World Markets Corp. dated May 27, 2003.

        99(d) Merger Agreement, dated as of May 27, 2003, by and among Alexi Holdings Limited, Alexi Corporation and Greka Energy Corporation (included as Appendix A to the Preliminary Proxy Statement, which is filed herewith as Exhibit 99(a)(3)).

        99(f) Section 7-13-102 of the Colorado Business Corporation Law (included as Appendix C to the Preliminary Proxy Statement, which is filed herewith as Exhibit 99(a)(3)).

        99(g) Form 10-K for the year ended December 31, 2002 (incorporated by reference, commission file no. 0-20760).

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

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 2003
                                       Greka Energy Corporation


                                       By: /s/ Susan M. Whalen
                                       -----------------------------------
                                       Name: Susan M. Whalen
                                       Title: Vice President of Asset Management


                                       Alexi Holdings Limited


                                       By: /s/ Randeep S. Grewal
                                       -----------------------------------
                                       Name: Randeep S. Grewal
                                       Title: Director


                                       Alexi Corporation


                                       By: /s/ Randeep S. Grewal
                                       -----------------------------------
                                       Name: Randeep S. Grewal
                                       Title: Authorized Officer



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

EXHIBIT INDEX

        EXHIBIT
        NUMBER                             DESCRIPTION
        ------                             -----------
        99(a)(1) Preliminary copy of Letter to Shareholders, incorporated by reference to Schedule 14A filed by Greka Energy Corporation on June 4, 2003.

        99(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders, incorporated by reference to Schedule 14A filed by Greka Energy Corporation on June 4, 2003.

        99(a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Greka Energy Corporation on June 4, 2003.

        99(a)(4) Form of Proxy, incorporated by reference to Schedule 14A filed by Greka Energy Corporation on June 4, 2003.

        99(a)(5) Press Release issued by Greka Energy Corporation dated May 28, 2003, incorporated by reference to Exhibit 99.1 for form 8-K for event dated May 27, 2003.

        99(c)(1) Opinion of CIBC World Markets Corp. dated as of May 27, 2003 (included as Appendix B to the Preliminary Proxy Statement, which is filed herewith as Exhibit 99(a)(3)).

        99(b)(2) Fairness Opinion Presentation to the Special Committee of the Board of Directors prepared by CIBC World Markets Corp. dated May 27, 2003.

        99(d) Merger Agreement, dated as of May 27, 2003, by and among Alexi Holdings Limited, Alexi Corporation and Greka Energy Corporation (included as Appendix A to the Preliminary Proxy Statement, which is filed herewith as
                         Exhibit 99(a)(3)).

        99(f) Section 7-13-102 of the Colorado Business Corporation Law (included as Appendix C to the Preliminary Proxy Statement, which is filed herewith as Exhibit 99(a)(3)).

        99(g) Form 10-K for year ended December 31, 2002 (incorporated by reference, commission file no. 0-20760).

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